               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25


                              Commission File Number: 0-8836
                              CUSIP Number: 855547-10-5


                   NOTIFICATION OF LATE FILING


(Check One):
 [   ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
 [ x ] Form 10-Q [   ] Form N-SAR

For Period Ended: December 31, 1997

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A


                 PART I.  REGISTRANT INFORMATION


Full name of registrant: Starmet Corporation

Former name if applicable: Nuclear Metals, Inc.

Address of principal executive office (street and number): 2229
Main Street

City, State and Zip Code:  Concord, Massachusetts 01742

               Part II.  RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-Q, largely due to the absence of a sufficient number of accounting personnel to complete initial financial reporting and other projects, the Report on Form 10-Q could not be timely filed without unreasonable effort or expense. In particular, certain officers of the Company were engaged, for a substantial portion of the period prior to the due date of the subject Report, in the process of work related to obtaining working capital for the Company's ongoing operations and the Company has until recently experienced difficulties in recruiting additional accounting personnel within its budgetary contraints.

                   PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                   Name: James M. Spiezio
                   Area Code and Telephone number: 978-369-5410

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify
report(s).                 [ x ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [ x ] Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Annex A hereto for a discussion of changes in the results of operations expected to be reflected by the earnings statements to be included in the subject report.

     Starmet Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 18, 1998            BY: James M. Spiezio
                                       Name:  James M. Spiezio
                                       Title: Vice President,
                                            Finance



                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Annex A to Starmet Corporation Form 12b-25 dated February 18, 1998

PART IV - OTHER INFORMATION

For the first quarter of fiscal 1998 ended December 31, 1997, the Company expects to report net sales of appromiately $8,000,000 or approximately $800,000 more than sales for the first quarter of 1997. Included in first quarter 1998 revenues will be approximately $2,000,000 in revenues recognized on the site remediation of the Company's holding basis at its Concord Facility which is being remediated pursuant to a government contract with minimal gross margin, primarily offset by a reduction in foreign penetrator blank sales.

The Company expects to report a loss in excess of $1,000,000 for the first fiscal quarter of fiscal 1998, as compared to income of $509,000 in the first fiscal quarter of fiscal 1997, largely as a result of the incurrence of substantial expenses in anticipation of certain business, for which orders have not been received in significant amounts.